

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

Nicholas Campanella
Chief Financial Officer
Sun Pacific Holding Corp.
215 Gordon's Corner Road, Suite 1a
Manalapan NJ 07726

      Re: Sun Pacific Holding Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed May 20, 2020
          File No. 000-51935

Dear Mr. Campanella:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 26

1.   Please amend your Form 10-K to provide management's report on internal control over financial reporting as of December 31, 2019 as required by Item 308(a) of Regulation S-K.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Robinson Eilers, Esq